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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             3-D GEOPHYSICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                             3-D GEOPHYSICAL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   88553V107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOEL FRIEDMAN
                                    CHAIRMAN
                             3-D GEOPHYSICAL, INC.
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 317-1234

                                 WITH COPY TO:
                            PETER S. KOLEVZON, ESQ.
                       KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
          AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is 3-D Geophysical, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 8226 Park Meadows Drive, Littleton, Colorado 80124. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Shares"), of the Company and the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 17, 1997, between the Company and American Securities Transfer & Trust, Inc., as Rights Agent (as the same has heretofore and may hereafter be amended, the "Rights Agreement").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to a tender offer by WAI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 (the "Offer") and pursuant to the Agreement and Plan of Merger dated as of March 8, 1998 (the "Merger Agreement"), among Western, Purchaser and the Company.

     The bidders in the Offer are Western and Purchaser (the "Bidders"). The principal executive offices of the Bidders are located at 10205 Westheimer Road, Houston, Texas 77042.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the sections entitled "Information Concerning Directors and Nominees -- Directors Compensation," "Executive
Compensation -- Employment Agreements; Non-competition Agreements" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement for its 1997 Annual Meeting of Stockholders held on May 16, 1997 (the "1997 Proxy Statement"). A copy of the relevant sections of the 1997 Proxy Statement has been filed with the Securities and Exchange Commission (the "SEC" or the "Commission") as Exhibit (c)(1) to this Statement and is incorporated herein by reference. In January 1998, the Company entered into amended and restated employment agreements with Messrs. Wayne P. Widynowski, Executive Vice President and a director of the Company, and Ronald L. Koons, Chief Financial Officer of the Company. These agreements are substantially the same as the prior agreements between the Company and Messrs. Widynowski and Koons except they extend the term of the agreements to December 31, 2000 and provide for severance equal to two years of salary (plus bonus) in the case of Mr. Widynowski and one year of salary (plus bonus) in the case of Mr. Koons if they are terminated without cause or they leave for "good reason" (as defined) following a change in control of the Company, are filed with the SEC as Exhibits (c)(2) and (c)(3) to this Statement, respectively, and are incorporated herein by reference.

          (ii) Except as indicated above, and except for the Merger Agreement, the Support Agreements and the Consulting and Noncompetition Agreements described below, which information to the extent it relates to this Item 3(b) is incorporated by reference, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) to the knowledge of the Company, the Bidders, their executive officers, directors or affiliates.

MERGER AGREEMENT

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer set forth in Annex I to the Merger Agreement (the "Tender Offer Conditions"), the Purchaser will purchase all Shares validly tendered

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pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser shall not (i) impose conditions to the Offer other than the Tender Offer Conditions, (ii) modify or amend the Tender Offer Conditions or any other term of the Offer in a manner adverse to the holders of Shares pursuant to the Offer, (iii) reduce the number of Shares subject to the Offer, (iv) reduce the amount offered per Share pursuant to the Offer, (v) except as provided in the following sentence, extend the Offer if all of the Tender Offer Conditions are satisfied or waived, or (vi) change the form of consideration payable in the Offer. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, extend the Offer at any time, and from time to time, (i) if at the then scheduled Expiration Date (as defined in the Merger Agreement) of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for all Shares shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; or
(iii) if all Tender Offer Conditions are satisfied or waived but the number of Shares tendered is at least equal to 70%, but less than 90%, of the then outstanding number of Shares, for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest Expiration Date that would be permitted under clause (i) or (ii).

     The Offer is conditioned upon, among other things, at least a majority of the total number of outstanding Shares on a fully diluted basis being validly tendered prior to the Expiration Date and not properly withdrawn (the "Minimum Condition"). The Offer is also subject to certain other terms and conditions. The Offer will expire at 12:00 midnight, New York City time, on Thursday, April 9, 1998, unless extended.

RECOMMENDATION.

     The Board of Directors of the Company (the "Company Board" or the "Board"), at a meeting duly called and held, (i) determined by unanimous vote of its directors that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, and (ii) recommended acceptance of the Offer and approval of the Merger Agreement by the Company's stockholders (if such approval is required by applicable law).

     The Merger Agreement provides that Western, upon the payment by Purchaser for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors so elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Western or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Western, promptly take all actions necessary to cause Western's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the time the Merger becomes effective (the "Effective Time"), the Company Board shall always have at least two members who are neither officers, directors, shareholders or designees of Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. Following the election or appointment of Western's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of any of the obligations or other acts of Western or the Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders (or in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if such amendment, termination, extension or waiver would have an adverse effect on the minority stockholders of the Company.

     THE MERGER. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

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     The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, it will (i) convene a special meeting of its stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement relating to the Merger Agreement, and use its reasonable best efforts
(x) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as defined herein) and, after consultation with Western, to respond as soon as practicable to any comments made by the Commission with respect to the preliminary proxy statement and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its stockholders and (y) to obtain the necessary approvals of the Merger and adoption of the Merger Agreement by its stockholders; and (iii) include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval and adoption of the Merger and the Merger Agreement. Western has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the Merger Agreement.

     The Merger Agreement further provides that, notwithstanding the foregoing, if the Purchaser acquires at least 90% of the outstanding Shares of the Company pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the Delaware General Corporation law (the "GCL").

     CHARTER, BYLAWS, DIRECTORS AND OFFICERS. The Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and of the Merger Agreement and applicable law. The By-Laws of Purchaser in effect at the time of the Effective Time shall be the By-Laws of the Surviving Corporation until amended, subject to the provisions of the Merger Agreement which provide that all rights to indemnification now existing in favor of directors and officers of the Company and its subsidiaries as provided in their respective charters or by-laws shall survive the Merger and continue in effect for not less than six years thereafter. Subject to applicable law, the directors of Purchaser immediately prior to the Effective Time will be the initial directors, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers, of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

     CONVERSION OF SECURITIES. By virtue of the Merger and without any action on the part of the holders thereof, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Western, the Purchaser, any wholly-owned subsidiary of Western or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (ii) Shares, if any, held by stockholders who perfect their appraisal rights under Delaware law ("Dissenting Shares")) will be canceled and retired and will be converted into the right to receive $9.65 net per Share in cash, payable to the holder thereof, without interest thereon (the "Merger Price"), upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of Purchaser, par value $.01 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that, prior to the consummation of the Offer, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to provide for the cancellation, effective at the Effective Time, of all the outstanding stock options (the "Options") granted under any stock option or similar plan of the Company (the "Stock Plans") or under any agreement, without any payment therefor except as otherwise provided in the Merger Agreement. Immediately prior to the Effective Time, all Options (whether vested or unvested) will be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder thereof, in cancellation and settlement

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therefor, to a payment, if any, in cash by the Company (less any applicable withholding taxes), as soon as practicable following the Effective Time, equal to the product of (i) the total number of Shares subject to such Option (whether vested or unvested) and (ii) the excess, if any, of the Merger Price over the exercise price per Common Share subject to such Option (the "Cash Payment").

     REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Western and the Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, required filings, consents and approvals, financial statements, public filings, litigation, compliance with law, employee benefit plans, intellectual property, environmental matters, material contracts, opinion of financial advisor, information to be included in the Proxy Statement, tax status, condition of assets, relationships with customers and employees and the absence of any material adverse effects on the Company. Western and Purchaser have made customary representations and warranties to the Company with respect to, among other matters, its organization, qualifications, authority, required filings, consents and approvals and availability of funds.

     COVENANTS. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice and obligates the Company and its subsidiaries to use their reasonable best efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the good will of those having business relationships with them. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company prior to the Effective Time, which provide that the Company will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Western including, among other things, amendments to its certificate of incorporation or by-laws, issuances or sales of its securities, changes in capital structure, dividends and other distributions, repurchases or redemptions of securities, material acquisitions or dispositions, increases in compensation or adoption of new benefit plans and certain other material events or transactions.

     ACCESS TO INFORMATION. The Merger Agreement provides that, until the Effective Time, the Company will give Western and the Purchaser and their representatives full access, upon reasonable notice and during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries.

     EFFORTS. Subject to the terms and conditions provided in the Merger Agreement, each of the Company, Western and the Purchaser shall cooperate and use their respective reasonable commercial efforts to take or cause to be made all filings reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement.

     Each of the parties also has agreed to use its reasonable commercial efforts to obtain as promptly as practicable all Consents (as defined in the Merger Agreement) of any Governmental Entity (as defined in the Merger Agreement) or any other person required in connection with, and waivers of any Violations (as defined in the Merger Agreement) that may be caused by, the consummation of the transactions contemplated by the Offer and the Merger Agreement.

     PUBLIC ANNOUNCEMENTS. The Merger Agreement provides that the Company, on the one hand, and Western and the Purchaser, on the other hand, agree to consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, agree to provide to the other party for review a copy of any such press release or statement, and shall not issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law or any listing agreement with a securities exchange.

     EMPLOYEE BENEFIT ARRANGEMENTS. With respect to employee benefit matters, the Merger Agreement provides that the Company will, and Western will cause the Company and, from and after the Effective Time, the Surviving Corporation to, honor all obligations under specified employment and severance agreements. Notwithstanding the foregoing, from and after the Effective Time, the Surviving Corporation will have the

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right to amend, modify, alter or terminate any employee benefit plan, provided that any such action will not affect any rights for which the agreement of the other party or a beneficiary is required. The Merger Agreement also provides that employees of the Surviving Corporation immediately following the Effective Time who immediately prior to the Effective Time were employees of the Company or any Company subsidiary will be given credit for purposes of eligibility and vesting under each employee benefit plan, program, policy or arrangement of Western or the Surviving Corporation in which such employees participate subsequent to the Effective Time for all service with the Company and any Company subsidiary prior to the Effective Time (to the extent such credit was given by the Company or any Company subsidiary) for purposes of eligibility and vesting. The Company has agreed that it will not take any action which could prevent or impede the termination of the Company's 1995 Long-Term Incentive Compensation Plan, as amended and restated, or 1997 Long-Term Stock Incentive Plan, and all other Stock Plans (as defined in the Merger Agreement) and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary of the Company in each case effective prior to the Effective Time. The Company has agreed to take all necessary action so that none of Western, the Company or any of their respective subsidiaries is or will be bound by any Options (as defined in the Merger Agreement), other options, warrants, rights or agreements which would entitle any person, other than Western or its affiliates, to own any capital stock of the Surviving Corporation or any of its subsidiaries or to receive any payment in respect thereof as of the Effective Time and to obtain all necessary consents so that after the Effective Time, holders of Options will have no rights other than the rights of the holders of Options to receive the Cash Payment, if any, in cancellation and settlement thereof.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Pursuant to the Merger Agreement, Western has agreed that from and after the Effective Time all rights to indemnification existing at the date of the Merger Agreement in favor of directors or officers of the Company or any of its subsidiaries as set forth in the Certificate of Incorporation or By-Laws of the Company and its subsidiaries shall survive the Merger and shall continue in full force and effect for a period of six years following the Effective Time. The Merger Agreement further provides that Western shall cause the Company and, from and after the Effective Time, the Surviving Corporation to maintain in effect for not less than four years (except as provided below) from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company; provided that the Surviving Corporation may substitute therefor other policies not less advantageous (other than to a de minimus extent) to the beneficiaries for the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 175% of the last annual premium paid by the Company prior to the date hereof (which the Company represented to be $100,000 for the 12-month period ending December 31,
1998) and if the Surviving Corporation is unable to obtain such insurance it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. Notwithstanding the foregoing, at any time on or after the first anniversary of the Effective Time, Western may, at its election, provide funds to the Surviving Corporation to the extent necessary so that the Surviving Corporation may self-insure with respect to the level of insurance coverage required in lieu of causing to remain in effect any directors' and officers' liability insurance policy.

     Any indemnified party under the Merger Agreement (an "Indemnified Party") wishing to claim such indemnification, upon learning of any claim, action, suit, proceeding or investigation, must promptly notify Western thereof (but any such failure or delay will not relieve Western of liability except to the extent Western is actually prejudiced as a result of such failure or delay). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Western or the Surviving Corporation will have the right, from and after the purchase of Shares pursuant to the Offer, to assume the defense thereof and Western will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Western will not be liable for any settlement effected without its prior written consent, provided that Western shall not have any obligation hereunder to any indemnified party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that such person is not
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entitled to indemnification under applicable law. The Merger Agreement provides that any Indemnified Party may retain its own separate counsel reasonably satisfactory to Western if there is a conflict of interest requiring separate representation under applicable principles of professional responsibility and may participate in (but not, except with respect to matters relating to such conflict, control) the defense of such claim, action, suit, proceeding or investigation and the Indemnifying Party will be responsible for any reasonable legal expenses or any other reasonable expenses subsequently incurred by such Indemnified Party in connection with such participation or defense to the extent such Indemnified Party is entitled to be indemnified therefrom. The Merger Agreement further provides that Western will not settle any claim, action, suit, proceeding or investigation unless the Indemnifying Party shall be fully released and discharged.

     NOTIFICATION OF CERTAIN MATTERS. Western and the Company have agreed to promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (A) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time prior to the Effective Time or (B) to cause any covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied in any material respect and (ii) any failure of the Company or Western, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement in any material respect, provided that no such notification will affect the representations or warranties of any party or the conditions to the obligations of any party. Each of the Company, Western and Purchaser is also required to give prompt notice to the other parties of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement.

     RIGHTS AGREEMENT. The Company covenants and agrees in the Merger Agreement that it will not (i) redeem the Rights, (ii) amend the Rights Agreement or (iii) take any action which would allow any Person (as defined in the Rights Agreement) other than Western or Purchaser to acquire beneficial ownership of 15% or more of the Shares without causing a Distribution Date or a Triggering Event (as such terms are defined in the Rights Agreement) to occur.

     STATE TAKEOVER LAWS. The Merger Agreement provides that the Company will, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

     NO SOLICITATION. The Merger Agreement requires the Company, its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease any existing discussions or negotiations with any parties with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. The Merger Agreement further provides that, prior to the Effective Time, the Company will not authorize or permit any of its subsidiaries or any of its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any merger, liquidation, recapitalization, consolidation or other business combination involving the Company or its subsidiaries or acquisition of any capital stock or any material portion of the assets of the Company or of its subsidiaries, or any combination of the foregoing (an "Acquisition Transaction") or negotiate, explore or otherwise engage in discussions with any person (other than Purchaser, Western or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement, provided that the Company may furnish information to, and negotiate or otherwise engage in discussions with, any party who delivers a bona fide written proposal for an Acquisition Transaction if the Company Board determines in good faith and on a reasonable basis by a majority vote, after consultation with its outside legal counsel and its financial advisor, Salomon Smith Barney, that (i) such Acquisition Transaction is reasonably likely to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement and (ii) failing to take such action would thus constitute a breach of the fiduciary duties of the Company Board. The Merger Agreement further provides that, from and after the

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execution of the Merger Agreement, the Company will, as soon as practicable, advise the Purchaser in writing of the receipt, directly or indirectly, of any discussions, negotiations, proposals or substantive inquiries relating to an Acquisition Transaction, identify the offeror and furnish to the Purchaser a copy of any such proposal or inquiry, if it is in writing, or a written summary of any oral proposal or inquiry relating to an Acquisition Transaction, and that the Company will promptly advise Western in writing of any substantive development relating to such proposal, including the results of any substantive discussions or negotiations with respect thereto.

     CONDITIONS TO CONSUMMATION OF THE MERGER. Pursuant to the Merger Agreement, the respective obligations of Western, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the stockholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement, if required by applicable law; (ii) the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; (iii) the consummation of the Merger is not restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity and there is not any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal; and (iv) any waiting period (and any extension thereof) under the HSR Act (as defined) applicable to the Merger shall have expired or terminated.

     TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company (with any termination by Western also being an effective termination by Purchaser):

     (a) by the mutual written consent of the Company, by action of its Board of Directors and Western;

     (b) by the Company if (i) Purchaser fails to commence the Offer by March 13, 1998, (ii) Purchaser has not accepted for payment and paid for the Shares pursuant to the Offer in accordance with the terms of the Offer on or before June 30, 1998, provided that if any applicable waiting period under the HSR Act shall not have expired or been terminated prior to June 30, 1998, then the Company may not terminate the Merger Agreement pursuant to this provision until August 31, 1998 or (iii) Purchaser fails to purchase validly tendered Shares in violation of the terms of the Merger Agreement;

     (c) by Western or the Company if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither Western nor the Company may terminate the Merger Agreement if such party shall have materially breached the Merger Agreement or, in the case of Western, if it or Purchaser is in material violation of the terms of the Offer;

     (d) by Western or the Company if any court or other Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable;

     (e) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, the Company Board approves an Acquisition Transaction, on terms which a majority of the members of the Company Board have determined in good faith and on a reasonable basis, after consultation with its outside counsel and Salomon Smith Barney, that (i) such Acquisition Transaction is more favorable to the Company and its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement and (ii) failure to approve such proposal and terminate the Merger Agreement would thus constitute a breach of fiduciary duties of the Company Board under applicable law; provided that the termination described in this subparagraph (e) shall not be effective unless and until the Company shall have paid to Western the Termination Fee, as described below under "Fees and Expenses."

     (f) by Western if the Company breaches its covenant in Section 6.08 of the Merger Agreement (relating to the Rights Agreement);

     (g) by Western prior to the purchase of the Shares pursuant to the Offer if the Company Board shall have withdrawn or modified (including by amendment of this Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, shall have approved or recommended another offer or transaction, or shall have resolved to effect any of the foregoing;

     (h) by Western if any Management Stockholder (as defined) who is a party to a Support Agreement shall have failed to perform or comply with any of his obligations, covenants or agreements in any material respect under a Support Agreement;

     (i) by Western prior to the purchase of the Shares pursuant to the Offer if the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) a third party shall have made a proposal or public announcement or communication to the Company with respect to
(i) the acquisition of the Company by merger, tender offer or otherwise; (ii) the acquisition of 50% or more of the assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition of 15% or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 15% or more of the outstanding Shares at a price in excess of the Offer Price or (B) any person (including the Company or any of its affiliates or subsidiaries), other than Western or any of its affiliates, shall have become the beneficial owner of more than 15% of the Shares; or

     (j) by Western if Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before June 30, 1998.

     In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its directors, officers, employees or stockholders, other than certain specified provisions, which shall survive any such termination, provided that no party shall be relieved from liability for any breach of the Merger Agreement.

     FEES AND EXPENSES. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. In the event that the Merger Agreement is terminated pursuant to subparagraphs (e), (f), (g) or (h) of "Termination" as described above (or is terminated pursuant to paragraph (c) as a result of the failure to satisfy the conditions set forth in paragraph (d) of
Section 14 of the Offer) then the Company will within one business day after such termination (except for a termination under subparagraph (e) in which case payment is to be made upon or prior to such termination) pay Western a termination fee of $5,500,000 (the "Termination Fee") in immediately available funds by wire transfer to an account designated by Western. In the event that the Merger Agreement is terminated pursuant to subparagraph (i) of "Termination" and within six months of such termination the Company shall have entered into a definitive agreement or a written agreement in principle providing for an Acquisition Transaction, the Company shall pay Western the Termination Fee at or prior to execution of such agreement or agreement in principle in immediately available funds by wire transfer to an account designated by Western. In the event the Merger Agreement is terminated pursuant to subparagraph (c) of "Termination" as a result of the failure to satisfy the conditions set forth in subparagraph (f) or (g)(1) of Section 14 of the Offer, then the Company shall promptly (and in any event within one business day after such termination) reimburse Western for the fees and expenses of Western and the Purchaser (including reasonable printing fees, filing fees and reasonable fees and expenses of its legal and financial advisors) related to the Offer, the Merger Agreement, the transactions contemplated by the Merger Agreement and any related financing up to a maximum of $1,500,000 (collectively "Expenses") in immediately available funds by wire transfer to an account designated by Western. The prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof will be entitled to recover from the other party the costs and expenses (including attorneys and expert witness fees) incurred in connection with such action.

     AMENDMENT; EXTENSION; WAIVER. The Merger Agreement may be amended by the Company, Western and the Purchaser at any time before or after any approval of the Merger Agreement by the stockholders of the Company but, after any such approval, no amendment will be made which decreases the price to be paid in the Merger, changes the consideration to be received or which otherwise adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders.

     At any time prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party thereto, (ii) waive any inaccuracies in the representations and warranties contained therein of any other party thereto or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other party thereto or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations.

     The Merger Agreement provides that following the election or appointment of Western's designees to the Company Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, or any extension by the Company of the time for the performance of any of the obligations or other acts of Western or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders (or in the case where there are two or fewer directors who are not Purchaser Insiders, the concurrence of one director who is not a Purchaser Insider) if such extension or waiver would have an adverse effect on the minority stockholders of the Company.

SUPPORT AGREEMENTS

     Concurrently with the execution of the Merger Agreement, Western entered into Support Agreements with each member of the Board of Directors of the Company and one executive officer who is not a director. In the aggregate, such stockholders owned 1,748,306 Shares (representing approximately 14.7% of the Shares outstanding) as of March 8, 1998.

     Pursuant to the Support Agreements the stockholder(s) have agreed to tender (except for one officer-director who owns 3,000 Shares) and not withdraw their Shares pursuant to the Offer. Each also agreed that, for so long as the Support Agreement was in effect, at any meeting of the stockholders of the Company, however called, he would vote his Shares in favor of the Merger, against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

     Each of these stockholders also granted representatives of Western an irrevocable proxy to vote his Shares in favor of the Merger and other transactions contemplated by the Merger Agreement, against any Acquisition Transaction and otherwise as contemplated by the preceding paragraph.

     In addition each of the stockholders who is a party to a Support Agreement agreed not to (i) transfer any or all of his Shares (except for one officer-director who owns 3,000 Shares and who may transfer his Shares to the Company), (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of his Shares (except for such officer-director who owns 3,000 Shares and who may enter into a contract with the Company with respect to such Shares), (iii) grant any proxy, power-of-attorney or other authorization in or with respect to his Shares, (iv) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreements or by the Merger Agreement or which would make any representation or warranty of such stockholder under the Support Agreement untrue or incorrect.

     Each further agreed that he would not, and would not permit or authorize any of his affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Western, Purchaser or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement. Each such stockholder also agreed immediately to cease any existing activities, discussions or negotiations with any parties with respect to any Acquisition Transaction and to immediately advise Western in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction, identify the offeror and furnish to Western a copy of any such proposal or inquiry, if it is in writing, or a written summary of any oral proposal or inquiry relating to an Acquisition Transaction and to promptly advise Western in writing of any development relating to such proposal, including the results of any discussions or negotiations with respect thereto. The Support Agreements provide, however, that any action taken by the Company or any member of the Board of Directors of the Company (including, if applicable, such stockholder acting in such capacity) in accordance with the proviso set forth in the second sentence of "No Solicitation" will be deemed not to violate the provisions described in this paragraph.

     The agreements and proxy contained in each Support Agreement will terminate on the earlier of payment for the Shares pursuant to the Offer and the termination of the Merger Agreement in accordance with its terms.

CONSULTING AND NONCOMPETITION AGREEMENTS

     Joel Friedman, the Chairman of the Board and Chief Executive Officer of the Company, and Luis H. Ferran, the Executive Vice President for Latin American Operations and a director of the Company, have each entered into consulting and non-compete agreements with Western which will become effective upon consummation of the Merger. The agreements with Messrs. Friedman and Ferran provide for annual fees of $250,000 and $125,000, respectively, over a 4-year term. During their consultancy, and until the later of the end of the 4-year term or 12 months following the termination of their consultancy, each will be prohibited from engaging in the Company's primary businesses of seismic data acquisition and data processing and from soliciting employees and customers of Western and its affiliates (including the Company).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) At a special meeting held on March 8, 1998, the Company Board unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders and approved the Merger Agreement and the transactions contemplated thereby. The Board hereby recommends that the Company's stockholders accept the Offer and tender all of their Shares pursuant to the Offer. Copies of a letter to stockholders is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

     (b) The reasons for the position stated in paragraph (a) of this Item 4 are presented in the information furnished below in this Item 4(b).

BACKGROUND OF THE OFFER

     Initial contacts between the Company and Western began in early July 1997 when Richard C. White, President of The Western Geophysical division of Western Atlas International, Inc., a subsidiary of Western ("WAII"), telephoned Joel Friedman, Chairman of the Board of the Company, to discuss the possibility of meeting to explore a business combination. On July 15, 1997 Mr. Friedman met with Mr. White and Jesse Perez, Senior Vice President of Finance and Administration of WAII. Although specific terms were not discussed, the parties entered into a confidentiality agreement relating to the exchange of confidential information.

     After signing the confidentiality agreement, the Company provided Western with certain confidential information relating to the Company and its businesses. Following several general discussions concerning possible structures and potential valuations, both parties agreed that further discussions at such time would not be pursued. On July 30, 1997, Mr. Perez sent a letter to Mr. Friedman returning the confidential information which had previously been provided.

     During the fall of 1997, Mr. Friedman and other representatives of the Company had preliminary discussions with several other companies with respect to a possible business combination involving the Company. In connection with one such discussion, the Company and the other party exchanged confidential information, but determined not to proceed with a transaction.

     In early November 1997, Mr. White contacted Mr. Friedman to reiterate Western's continued interest in a possible transaction, and later that month Salomon Smith Barney, which was acting as financial advisor to the Company with respect to a possible transaction, at the direction of the Company contacted and had further discussions with Mr. White. In early December 1997, Will Honeybourne, a Senior Vice President of WAII, met with Mr. Friedman and Mr. Ferran. The discussions at this meeting related primarily to the Company's and the industry's outlook and each party's potential interest in pursuing a business combination. On December 19, 1997 the Company and Western entered into a new confidentiality agreement. The Company then provided Western with additional financial and operational data and responded to Western's inquiries in connection with its preliminary financial review.

     On January 13, 1998, representatives of the Company and Western met to discuss a possible transaction. At this meeting, Western's representatives indicated that Western was willing to consider proposing an acquisition of the Company for cash but that Western would need to conduct a detailed due diligence investigation of the Company before it would be in a position to make or proceed with any such proposal. Western's representatives said that, for Western to continue with the necessary due diligence investigation, it would require the Company to enter into an agreement obligating it to negotiate exclusively with Western for a limited period of time during which Western would continue with its due diligence. Western's representatives stated that their initial financial analysis of the proposed transaction indicated a cash price of $10 per Share. As a result of these discussions, the Company and Western entered into an Exclusivity Agreement dated January 20, 1998 which initially provided that the Company would negotiate exclusively with Western until February 11, 1998 (the "Exclusivity Period").

     Western continued its due diligence investigation through the remainder of January, and in February representatives of Western and the Company held numerous telephonic meetings to discuss the information learned through Western's due diligence investigation. During the course of these discussions, the Exclusivity Period was extended several times. On February 12, 1998, representatives of Western met with Messrs. Friedman and Ferran, other senior executives of the Company, three of its outside directors and a representative of Salomon Smith Barney to discuss the results of Western's due diligence investigation to such date.

     Following the meeting on February 12, representatives of the Company and Western held a number of telephonic meetings concerning the results of, and concerns raised by, Western's due diligence and the impact of such results on the price per Share Western would be willing to pay. As a result of these discussions and negotiations, each party's representatives expressed their willingness to recommend to their respective companies a compromise price of $9.65 per Share, subject to negotiation and execution of definitive documentation and board approval thereof. On February 25, 1998, Western furnished the Company with a draft Merger Agreement. Additional meetings and telephone discussions between Western, the Company and their respective advisors occurred between February 25 and March 8 during which the significant terms of the Merger Agreement, Support Agreements and consulting and non-compete agreements were negotiated and substantially revised. On March 4, 1998 a form of the Merger Agreement was presented to, and approved by, the Executive Committee of the Board of Directors of Western (acting with the authority of the full Board of Directors) and on March 8, 1998 the Merger Agreement was presented to and unanimously approved by the Board of Directors of the Company.

     Recommendation of the Board of Directors; Fairness of the Offer and the Merger

     In approving the Merger Agreement and recommending acceptance of the Offer and adoption of the Merger Agreement, the Board considered a number of factors, including, but not limited to, the following:

          (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects.

          (ii) The Company's existing competition in the industry in which it operates and future competition, the relative size of other participants in the industry in which it operates and the available capital and other resources of such other participants as compared to the available capital and other resources of the Company.

          (iii) A review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity and the timing and feasibility of those alternatives, and the possible values to the Company's stockholders of such alternatives;

          (iv) The historical and current market prices for the Shares.

          (v) The opinion of Salomon Smith Barney dated March 8, 1998 (the "Opinion") to the effect that, as of such date and based upon and subject to certain matters stated in the Opinion, the $9.65 per Share cash consideration to be received by holders of Shares (other than Western and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Salomon Smith Barney's Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Exhibit (a)(4) and is incorporated herein by reference. The Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Western and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY.

          (vi) The fact that the Offer was not subject to a financing condition.

          (vii) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, the facts that the terms of the Merger Agreement will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Company Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

          (viii) The structure of the transaction, which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

          (ix) The likelihood that the Offer and the Merger would be consummated.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The Board discussed in detail the matters referenced above; however, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Smith Barney Inc. and Salomon Brothers Inc, collectively doing business as Salomon Smith Barney, as its financial advisors in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney for its services an aggregate financial advisory fee of $900,000, of which $450,000 was paid in connection with the delivery of the Opinion and will be credited against the advisory fee which is payable upon consummation of the Offer. The Company also has agreed to reimburse Salomon Smith Barney for travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Salomon Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Salomon Smith Barney has received compensation. In December 1996, Smith Barney Inc. acted as the lead managing underwriter for the Company's public offering of 3,500,000 Shares. In the ordinary course of business, Salomon Smith Barney and its affiliates (including Travelers Group Inc. and its affiliates) may actively trade or hold the securities of the Company and Western for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

     (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, subsidiary or affiliate of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser all Shares over which such person has sole dispositive power as of the Expiration Date of the Offer, and each director and executive officer (except one officer-director who owns 3,000 Shares) has entered into Support Agreements pursuant to which they have agreed to do so. See Item 3 hereof.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than the Offer and the Merger, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth or as incorporated by reference in this Item 7 or in Items 3 or 4 hereof, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) hereof.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held on record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

     In accordance with the Merger Agreement and Section 203, the Company Board approved the Offer and the Merger and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

  (b) Amendment of the Rights Agreement

     The Company has represented to Western in the Merger Agreement that the Company Board, at a meeting duly called and held, has taken all necessary action to render the Rights inapplicable to the Offer, the Merger and the Support Agreements and to amend the Rights Agreement so that neither Bidder is an Acquiring Person as a result of entering into the Merger Agreement or the Support Agreements or making the Offer.

     At its meeting on March 8, 1998, the Company Board approved, and the Company entered into, the amendment to the Rights Agreement filed with the SEC as Exhibit (c)(10) to this Statement.

  (c) Litigation Relating to the Offer and Merger

     On or about March 9, 1998, a putative class action complaint, on behalf of the Company's stockholders, was filed in the Court of Chancery in the State of Delaware in and for New Castle County against the Company, the members of the Company Board, and Western (the "Chancery Court Action"). The complaint in the Chancery Court Action alleges that the directors of the Company breached their fiduciary duties by agreeing to the Merger contemplated by the Merger Agreement without making the requisite effort to obtain the best offer possible. The complaint seeks declaratory and injunctive relief, as well as unspecified damages and attorneys' fees. The Company believes that the Chancery Court Action is without merit and intends to defend such action vigorously.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (a)(1)     Letter to Stockholders of the Company dated March 13, 1998.
   (a)(2)     Joint Press Release of the Company and Western dated March
              9, 1998.
   (a)(3)     Form of Summary Advertisement dated March 13, 1998.
   (a)(4)     Opinion of Salomon Smith Barney dated March 8, 1998.
   (c)(1)     Relevant Portions of 1997 Proxy Statement.
   (c)(2)     Form of Amended and Restated Employment Agreement dated
              January 13, 1998 between the Company and Wayne P.
              Widynowski.
   (c)(3)     Form of Amended and Restated Employment Agreement dated
              January 13, 1998 between the Company and Ronald L. Koons.
   (c)(4)     Agreement and Plan of Merger dated as of March 8, 1998,
              among the Company, Purchaser and Western.
   (c)(5)     Form of Support Agreement between Western and Robert P.
              Andrews, Ralph M. Bahna, Douglas W. Brandrup, Richard Davis,
              Arthur Emil, Luis H. Ferran, Joel Friedman, P. Dennis
              O'Brien and Emir L. Tavella.
   (c)(6)     Form of Support Agreement between Western and Ronald L.
              Koons.
   (c)(7)     Form of Support Agreement between Western and Wayne P.
              Widynowski.
   (c)(8)     Consulting Agreement and Noncompetition Agreement, dated as of March 8, 1998 among Western, Friedman Enterprises Inc.
              and Joel Friedman.
   (c)(9)     Consulting Agreement and Noncompetition Agreement, dated as of March 8, 1998 among Western, Luis H. Ferran Arroyo.
  (c)(10)     Rights Agreement, dated as of July 17, 1997, between the
              Company and American Securities Transfer & Trust, Inc., as
              Rights Agent, as amended.
  (c)(11)     Amended and Restated 1995 Long-Term Incentive Compensation
              Plan of the Company.
  (c)(12)     1997 Long-Term Stock Incentive Plan of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          3-D GEOPHYSICAL, INC.

                                          By:       /s/ JOEL FRIEDMAN
                                            ------------------------------------
                                            Name: Joel Friedman
                                            Title:  Chairman

Dated: March 13, 1998

                                                                  Exhibit (a)(4)

                       [SALOMON SMITH BARNEY LETTERHEAD]




March 8, 1998

The Board of Directors
3-D Geophysical, Inc.
599 Lexington Avenue
New York, New York 10022

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of 3-D Geophysical, Inc. ("3-D Geophysical") of the consideration to be received by such holders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 8, 1998 (the "Merger Agreement"), among Western Atlas Inc. ("Western Atlas"), WAI Acquisition Corporation, a subsidiary of Western Atlas ("Subsidiary"), and 3-D Geophysical. As more fully described in the Merger Agreement, (i) Subsidiary will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of 3-D Geophysical (the "3-D Common Stock" and, such tender offer, the "Tender Offer") at a purchase price of $9.65 per share, net to the seller in cash (the "Cash Consideration") and (ii) subsequent to the Tender Offer, Subsidiary will be merged with and into 3-D Geophysical (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of 3-D Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of 3-D Geophysical and certain senior officers and other representatives of Western Atlas concerning the business, operations and prospects of 3-D Geophysical. We examined certain publicly available business and financial information relating to 3-D Geophysical as well as certain financial forecasts and other information and data for 3-D Geophysical which were provided to or otherwise discussed with us by the management of 3-D Geophysical. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of 3-D Common Stock; the historical and projected earnings and other operating data of 3-D Geophysical; and the capitalization and financial condition of 3-D Geophysical. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of 3-D Geophysical. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of 3-D Geophysical that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of 3-D Geophysical as to the future financial performance of 3-D Geophysical. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of 3-D Geophysical nor have we made any physical inspection of the properties or assets of 3-D Geophysical. In connection with our engagement, we were not requested to, and did not, solicit third party indications of interest in a possible acquisition of 3-D Geophysical, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction

The Board of Directors
3-D Geophysical, Inc.
March 8, 1998
Page 2


as compared to any alternative business strategies that might exist for 3-D Geophysical or the effect of any other transaction in which 3-D Geophysical might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney Inc. and Salomon Brothers Inc (collectively doing business as Salomon Smith Barney) have acted as financial advisors to 3-D Geophysical in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of 3-D Geophysical and Western Atlas for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to 3-D Geophysical unrelated to the proposed Transaction, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with 3-D Geophysical, Western Atlas and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of 3-D Geophysical in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of 3-D Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Salomon Smith Barney be made, without our prior written consent; provided, that this opinion letter may be included in its entirety in the Solicitation/ Recommendation Statement of 3-D Geophysical relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of 3-D Common Stock (other than Western Atlas and its affiliates) is fair, from a financial point of view, to such holders.


Very truly yours,

/s/ Salomon Smith Barney

SALOMON SMITH BARNEY

                                                                        ANNEX II

                             3-D GEOPHYSICAL, INC.

                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about March 13, 1998, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Common Stock of 3-D Geophysical, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons (the "Parent Designees") designated by Western Atlas Inc. (the "Parent") to a majority of the seats on the Board of Directors of the Company.

     Pursuant to the Merger Agreement, on March 13, 1998, Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight on April 9, 1998, unless otherwise extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by Parent and Purchaser, a wholly owned subsidiary of Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The common stock, par value $.01 per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of March 2, 1998, there were 11,916,666 shares of Common Stock outstanding. The Company does not have any treasury shares. The Board of Directors of the Company currently consists of ten members and there are currently no vacancies on the Board. The Board has three classes and each director serves a term of three years until his successor is duly elected and qualified or until his earlier death, resignation or removal.

PARENT DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding, and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors, provided that prior to the Effective Time the Company Board shall always have at least two members who are neither officers, directors or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The table below provides information concerning the directors and executive officers of the Company, and sets forth their respective ages as of March 1, 1998 and the positions they hold with the Company.

                   NAME                             AGE                        POSITION(S)
                   ----                             ---                        -----------
Mr. Joel Friedman (a)(b)..................          58           Chairman of the Board of Directors and
                                                                 acting Chief Executive Officer
Mr. Wayne P. Widynowski (b)...............          52           Executive Vice President and Chief
                                                                 Operating Officer and Director;
                                                                 President of Northern Geophysical, Inc.,
                                                                 a wholly owned subsidiary of the Company
                                                                 ("Northern")
Mr. Luis H. Ferran (b)....................          49           Executive Vice President -- Latin
                                                                 American Operations and Director;
                                                                 President of Geoevaluaciones, S.A. de
                                                                 C.V. ("Geo"), Procesos Interactivos
                                                                 Avanzados, S.A. de C.V. ("PIASA") and
                                                                 3-D Geophysical of Latin America, Inc.
                                                                 ("3-D Latin America"), wholly owned
                                                                 subsidiaries of the Company.
Mr. Ronald L. Koons.......................          50           Vice President, Chief Financial Officer,
                                                                 Secretary and Treasurer
Mr. Robert P. Andrews (c).................          42           Director
Mr. Ralph M. Bahna (c)....................          55           Director
Mr. Douglas W. Brandrup (a)(d)............          57           Director
Mr. Richard D. Davis......................          63           Director
Mr. Arthur D. Emil (c)....................          73           Director
Mr. P. Dennis O'Brien (a)(c)(d)...........          56           Director
Mr. Emir L. Tavella.......................          68           Director

---------------

(a) Member of the Audit Committee
(b) Member of the Executive Committee
(c) Member of the Compensation Committee
(d) Member of the Stock Option Committee

     Mr. Joel Friedman has served as Chairman of the Board of the Company since February 1996 and as the acting Chief Executive Officer of the Company since July 1997. He was President and Chief Executive Officer of the Company from March 1995 until February 1996. From August 1994 to September 1997 Mr. Friedman was a director of and from August 1994 to October 1996 he was the Chairman of Consolidated Health Care Associates, Inc., and was the Chief Executive Officer of that company from August 1994 until March 1996. Since 1969, he has been an officer, director and shareholder of Founders Property Corporation and its affiliated companies ("Founders"), a private real estate concern. From 1975 to 1986, Mr. Friedman was President and a director of Kenai Corporation, a publicly-held company engaged in contract drilling for oil and natural gas, wellhead equipment manufacturing and remanufacturing and oil and gas exploration and production.

     Mr. Wayne P. Widynowski has served as the Executive Vice President and Chief Operating Officer of the Company and as President of Northern since February 1996. From 1981 to February 1996, Mr. Widynowski was employed by Northern's predecessors, most recently as Executive Vice President. Prior to 1981, Mr. Widynowski was employed as an operations manager by United Geophysical, Inc., a subsidiary of the Bendix Corporation.

     Mr. Luis H. Ferran has served as Executive Vice President -- Latin American Operations of the Company and as President of Geo and PIASA since February 1996 and as President of 3-D Latin America since its formation by the Company in May 1996. Mr. Ferran was one of the founding shareholders of Geo in 1977 and has been General Manager of Geo since 1982. Prior to forming Geo, Mr. Ferran was a supervisor with Compania Mexicana de Exploraciones, S.A. de C.V., a Mexican company associated with PEMEX, Mexico's national oil company.

     Mr. Ronald L. Koons has served as Vice President, Chief Financial Officer, Secretary and Treasurer of the Company since September 30, 1996. Mr. Koons was the Executive Vice President, Chief Financial Officer and Treasurer of Tuboscope Vetco International Corp. ("Tuboscope"), an oilfield service company, from October 1993 to April 1996 and Senior Vice President, Chief Financial Officer and Treasurer of Tuboscope from November 1991 to October 1993. From August 1988 to November 1991, Mr. Koons was the Vice President, Chief Financial Officer and Treasurer of Eastman Christensen Company ("Eastman"), an oilfield service company. He served as Controller of Eastman from June 1987 to August 1988 and Treasurer of Eastman from September 1986 to June 1987.

     Mr. Robert P. Andrews has served as the President of The Andrews Group International Inc., a Texas corporation which supplies goods and services to the oil and gas industry in Central and South America, in particular Mexico, since 1987 and as the President of A.G.I. Mexicana, S.A. de C.V., a Mexican company that sells goods and services relating to computer hardware and software for use in the oil and gas industry in Mexico, since 1991. Until February 1996, Mr. Andrews was also the President and Chairman of the Board of PIASA. A.G.I. Mexicana conducts the business of The Andrews Group International, Inc. in Mexico and acts as the exclusive representative for several companies in Mexico. A.G.I. Mexicana also acts as a non-exclusive distributor for various corporations in Mexico.

     Mr. Ralph M. Bahna serves as President of Masterworks Development Corporation ("Masterworks"), a company that he founded in 1990 to develop a series of hotels called Club Quarters. Between 1981 and 1988, Mr. Bahna was chief executive officer of Cunard Line Limited, which owns, among other cruise liners and hotels, the Queen Elizabeth 2, and was also a divisional managing director of Trafalgar House PLC, the parent company of Cunard Line Limited. From 1988 until he became President of Masterworks in 1990, he pursued investment and non-profit endeavors.

     Mr. Douglas W. Brandrup is a practicing attorney and senior partner at the law firm of Griggs, Baldwin & Baldwin in New York City, where he has practiced since 1974. Mr. Brandrup is Chairman of Equity Oil Company, a publicly-held oil and gas production and exploration company, and has been a director of that company since 1975.

     Mr. Richard D. Davis served as President and Chief Executive Officer of the Company from February 1996 until July 1997. From March 1994 to June 1996, Mr. Davis was Vice President of Operations of Kemp Geophysical Inc., a wholly owned subsidiary of the Company that was merged with Northern. From 1988 to March 1994, as President and sole owner of D-Cube International Inc., he was an independent consultant to several major oil companies in the area of seismic acquisition services. From 1983 to 1988, Mr. Davis was a director of Seismic Enterprises, Inc. (now Seitel, Inc.) and President and Chief Operating Officer of Triangle Geophysical Co. From 1979 to 1983, he was Executive Vice President of Geo Seismic Services, Inc., which at one time operated 38 seismic data acquisition crews.

     Mr. Arthur D. Emil is a practicing attorney and currently of counsel to the law firm of Kramer, Levin, Naftalis & Frankel in New York City. Between 1986 and 1993, he was a senior partner of and, upon retirement, of counsel to the law firm of Jones, Day, Reavis & Pogue. He served as an executive officer, director and chairman of the executive committee of North European Oil Company from 1955 to 1979. In addition, he served as general counsel for various companies, including the New England Patriots and Bartell Media Corp., a communications company. He is a trustee of various philanthropic institutions. Kramer, Levin, Naftalis & Frankel provides legal services to the Company and received fees of approximately $210,000 for such services in 1997. Mr. Emil was a general partner of South Norwalk Redevelopment Limited Partnership ("SNRLP"), a Connecticut limited partnership formed in 1981 to rehabilitate a portion of Norwalk, Connecticut. On July 25, 1994, a creditor of SNRLP, Scirocco Partners ("SP"), sought to foreclose on a SNRLP mortgage it held and SNRLP, seeking to avoid the foreclosure, filed a voluntary petition for reorganization on August 15, 1994 in the United States Bankruptcy Court, District of Connecticut (Case No. 94-51676). In a related case, SP has sued Mr. Emil in connection with a personal guarantee limited to interest and certain expenses he gave in connection with the mortgage. The bankrutcy has been terminated and Mr. Emil has received a general release. In February 1998 Prudential Associates, a limited partnership, of which Mr. Emil is one of three general partners, owning a building in Buffalo, New York, filed a voluntary Chapter XI petition in the Western District of New York to avoid a foreclosure. In a related case, one of the mortgages sued the three general partners on a guaranty. These cases are pending.

     Mr. P. Dennis O'Brien served as the President and Chief Operating Officer of Advance Geophysical Corp. ("Advance"), a company that develops software for the geophysical industry, from 1988 to 1994. In March 1994, Advance merged with a subsidiary of Landmark Graphics Corporation, a major software developer in the geophysical industry. From April 1994 to June 1995, Mr. O'Brien served as the Chief Operating Officer of Advance. Since July 1995, Mr. O'Brien has provided consulting services to software development companies serving the petroleum industry.

     Mr. Emir L. Tavella is founder, and since May 1995 a partner and director, of Sagoil S.A., an Argentinian petroleum supply company associated with Sagoil Inc., a Canadian company. From February 1987 to April 1995, Mr. Tavella was the general manager for exploration activities for PLUSPetrol S.A., an Argentinian petroleum exploration and production company.
                            ------------------------

     Mr. Friedman has served as a Director of the Company since its inception; Messrs. Bahna, Brandrup, Davis, Emil and Ferran have served as Directors since October 1995; Messrs. Andrews and O'Brien have served as Directors since January 1996; and Mr. Tavella has served as a Director since April 1996.

     There are no family relationships among any of the directors or executive officers of the Company.

     There has been no change in control of the Company since January 1, 1997. The Offer will result in a change in control of the Company upon its consummation (see Item 2 of the Schedule 14D-9).

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

     The Board has established an Executive Committee consisting of Messrs. Ferran, Friedman and Widynowski. The Executive Committee has the authority to exercise all the powers of the Board in the management of the business and affairs of the Company, subject to certain limitations under the General Corporation Law of the State of Delaware. The Executive Committee held six meetings and acted by unanimous written consent in lieu of a meeting three times in 1997.

     The Board has established an Audit Committee consisting of Messrs. Brandrup, Friedman and O'Brien. The Audit Committee annually recommends to the Board the appointment of the independent public accountants to serve as auditors for the Company. In addition, the Audit Committee discusses and reviews the scope and fees of the annual audit and reviews the results with the auditors, reviews compliance with existing major accounting and financial policies of the Company, reviews the adequacy of the financial organization of the Company and considers comments by the auditors regarding controls and accounting procedures and management's response to those comments. The Audit Committee held one meeting in 1997.

     The Board has established a Compensation Committee consisting of Messrs. Andrews, Bahna, Emil and O'Brien. The Compensation committee meets periodically to determine the compensation of certain of the Company's executive officers and other significant employees and the Company's personnel policies. The Compensation Committee held three meetings in 1997.

     The Board has established a Stock Option Committee consisting of Messrs. Brandrup and O'Brien to administer the Company's Stock Option Plan and other option plans approved by the Board of Directors and to grant options thereunder. The Stock Option Committee acted by unanimous written consent in lieu of a meeting five times in 1997.

     The Company does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the Board of Directors as a whole.

     The Company's Board of Directors held three meetings and acted by unanimous written consent in lieu of a meeting four times in 1997. During 1997, no director or committee member attended fewer than 75% of the meetings of the Board or the respective committees on which he served during the periods of his service as a director or committee member.

DIRECTOR COMPENSATION

     Each member of the Board who is not an employee of the Company receives:
(i) an annual retainer of $10,000; (ii) $750 per meeting of the Board of Directors or any committee thereof at which such director is present in person; and (iii) reimbursement of all ordinary and necessary expenses incurred in attending a meeting of the Board of Directors or committee thereof. Directors who are full-time employees of the Company do not receive any compensation for serving as directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee consists of Messrs. Andrews, Bahna, Emil and O'Brien, who are each independent directors of the Company. None of these individuals had any "interlock" relationship to report during 1997.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)"), requires the Company's directors and executive officers and persons who beneficially own more than ten percent of the Company's Common Stock to report their ownership of and transactions in the Company's Common Stock to the Securities and Exchange Commission and The Nasdaq National Stock Market. Copies of these reports are also required to be supplied to the Company. The Company believes, based solely on a review of the copies of such reports received by the Company, that during 1997 all applicable Section 16(a) reporting requirements were complied with, except that Messrs. Bahna, Ferran, Friedman, Koons and Widynowski inadvertently did not report the grant of options in November 1997, and Mr. Widynowski inadvertently did not report the purchase of 3,000 shares of Common Stock in December 1997, on a timely basis.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     No salaries were paid during 1995 by the Company. Compensation paid to the Company's chief executive officer and the other most highly compensated executive officers who made more than $100,000 during the fiscal year ended December 31, 1997 (hereinafter, "1997") is disclosed below.

     Summary Compensation Table. The following table sets forth compensation earned, whether paid or deferred, by the Company's Chief Executive Officer and its other most highly compensated executive officers who made more than $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during 1997.

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                            ANNUAL COMPENSATION                 AWARDS
                                  ----------------------------------------   ------------
                                                               ALL OTHER      SECURITIES
                                                                 ANNUAL       UNDERLYING     ALL OTHER
                                          SALARY    BONUSES   COMPENSATION   OPTIONS/SARS   COMPENSATION
                                  YEAR      ($)       ($)         ($)            (#)            ($)
                                  ----    -------   -------   ------------   ------------   ------------
Joel Friedman...................  1997    125,000      0         82,800(1)      50,000           0
  Chairman of the Board           1996    125,000      0         82,800(1)      75,000           0
Luis Ferran.....................  1997    140,000(2)    0             0              0           0
  Executive Vice President        1996    140,000(2)    0             0        250,000(3)        0
Wayne P. Widynowski.............  1997    140,000      0          6,900         20,000           0
  Executive Vice President        1996    140,000      0              0        120,000           0
Ronald L. Koons(4)..............  1997    125,000      0          7,800         20,000           0
  Vice President and Chief        1996     31,250      0          1,950         30,000           0
  Financial Officer

---------------
(1) Consists of an annual office allowance of $75,000 and a monthly automobile allowance totalling $7800.

(2) Includes $77,161 and $89,910 paid to Comercializadora y Arrendadora, a consulting company owned by Mr. Ferran, in 1996 and 1997, respectively.

(3) Consists of stock options which were granted in January 1996 immediately prior to the Company's initial public offering at an exercise price of $7.50 per share, equal to the price per share to the public in the initial public offering.

(4) Mr. Koons commenced his employment with the Company on September 30, 1996.

EMPLOYMENT AGREEMENTS; NON-COMPETITION AGREEMENTS

     Each of Messrs. Friedman, Ferran, Widynowski and Koons has entered into an employment agreement with the Company; the agreement with Mr. Friedman expires on December 31, 1998, and the agreements with Messrs. Ferran, Widynowski and Koons, expire on December 31, 2000. The employment agreements provide for base annual salaries as follows: Mr. Friedman: $125,000 plus an annual office allowance of $75,000, a portion of which is being applied to payments under the Company's New York City lease: Mr. Ferran: $140,000; Mr. Widynowski: $140,000; Mr. Koons: $125,000. Certain of the Company's executive officers are entitled to an automobile allowance, and, in addition, each executive officer is eligible pursuant to his employment agreement for a bonus to be determined in the discretion of the Board of Directors or a committee thereof. No bonuses were paid in 1996 or 1997.

     Each of the employment agreements with Messrs. Friedman, Ferran and Koons contains a covenant not to compete during the employee's employment with the Company or its subsidiaries and for one year thereafter unless the Company terminates the employee's employment without cause. The agreement with Mr. Widynowski contains a similar covenant not to complete but provides that upon termination of the agreement, other than by the Company for cause (as defined in the agreement) or by the employee without good reason (as defined in the agreement), the employee's covenant not to compete will lapse unless the Company pays the employee 80% of the employee's base salary in the year following such termination. In connection with the acquisition by the Company of Geo, Mr. Ferran and the other former stockholders of Geo entered into non-competition agreements under which Mr. Ferran and such former stockholders were entitled to certain additional consideration. In January 1998, the employment agreements of Messrs. Widynowski and Koons were amended and restated as described in Item 3(b) of the Schedule 14D-9.

OPTION GRANTS

     Shown below is information regarding grants of stock options during 1997 to the Company's executive officers, including the Named Executive Officers. The following table also shows the hypothetical value of the options granted at the end of the option terms (ten years) if the price of the Company Common Stock were to appreciate annually by 5% and 10%, respectively. These assumed rates of growth are required by the Securities and Exchange Commission for illustrative purposes only and are not intended to forecast possible future stock prices.

                                                    INDIVIDUAL GRANTS
                                ----------------------------------------------------------
                                                                    MARKET                     POTENTIAL REALIZABLE
                                                                   PRICE OF                      VALUE OF ASSUMED
                                          % OF TOTAL              UNDERLYING                       ANNUAL RATES
                                           OPTIONS                SECURITIES                     OF STOCK PRICES
                                           GRANTED                ON THE DATE                    APPRECIATION FOR
                                NUMBER        TO                  OF GRANT IF                     OPTION TERM(2)
                                  OF      EMPLOYEES    EXERCISE   HIGHER THAN                 ----------------------
                                OPTIONS   IN FISCAL     PRICE      EXERCISE     EXPIRATION        5%         10%
NAME                            GRANTED    YEAR(1)       ($)         PRICE         DATE          ($)         ($)
----                            -------   ----------   --------   -----------   ----------    ----------  ----------
Joel Friedman.................  50,000(3)    14.8%       7.25         --        11/10/2007    590,474.30  940,231.64
Wayne P. Widynowski(4)........  20,000(3)     5.9%       7.25         --        11/10/2007    236,189.72  376,092.66
Ronald L. Koons...............  20,000(3)     5.9%       7.25         --        11/10/2007    236,189.72  376,092.66

---------------
(1) The Company granted options to purchase an aggregate of 337,800 shares of Common Stock to its employees in 1997, of which 287,800 were granted under the 1997 Plan and 50,000 options were granted under the 1995 Plan.

(2) Represents the product of (i) the difference between (A) the per-share fair market price at the time of the grant compounded annually at the assumed rate of appreciation over the term of the option, and (B) the per-share exercise price of the option, and (ii) the number of shares underlying the grant at March 8, 1998.

(3) The option will become exercisable in four equal cumulative annual installments commencing on November 10, 1998.

(4) On March 17, 1997 the Stock Option Committee amended the stock option to purchase 75,000 shares of Common Stock at a purchase price of $12.3125 per share granted to Mr. Widynowski on April 26, 1996 by changing the purchase price thereof to $6.25 per share. Such option was "repriced" in order to provide Mr. Widynowski with a significant additional incentive to further align his interests with all of the Company's stockholders. No option held by any other executive officer of the Company has ever been "repriced."

     Aggregate Option Exercises and Year-End Option Values. Shown below is information relating to the exercise of stock options during 1997 for the Company's executive officers, including the Named Executive Officers, and the value of unexercised options at March 8, 1998, assuming consummation of the Merger.

                                    SHARES
                                   ACQUIRED                        NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                      ON                          UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS
              NAME                 EXERCISE     VALUE REALIZED   OPTIONS AT MARCH 8, 1997   AT MARCH 8, 1998(1)
              ----                -----------   --------------   ------------------------   --------------------
Joel Friedman...................       0              0                  125,000                  $120,000
Luis H. Ferran..................       0              0                  250,000                  $537,500
Wayne P. Widynowski.............       0              0                  140,000                  $471,750
Ronald L. Koons.................       0              0                   50,000                  $ 90,000

---------------
(1) Market value of underlying securities of $9.65 per share based on the price payable in the Offer.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to beneficial ownership of Common Stock as of March 1, 1998, by: (i) all persons known to the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each director, (iii) each executive officer of the Company, and (iv) all executive officers and directors of the Company as a group:

                                                                  COMMON STOCK
                                                               BENEFICIALLY OWNED
                                                              --------------------
                                                              NUMBER OF
                                                               SHARES      PERCENT
                                                              ---------    -------
Joel Friedman(1)............................................    569,409      4.7%
  599 Lexington Avenue
  New York, New York 10022
Richard D. Davis(2).........................................    138,588      1.2
Luis H. Ferran(3)...........................................  1,433,651     11.8
  Ninos Heroes, No. 51
  Col. Tepepan
  Mexico, D.F.
Wayne P. Widynowski(4)......................................    148,000      1.2
Ronald L. Koons(5)..........................................     62,500        *
Robert P. Andrews(6)........................................    130,526      1.1
Ralph M. Bahna(6)(7)........................................     28,719        *
Douglas W. Brandrup(6)......................................     26,667        *
Arthur D. Emil(6)...........................................     24,456        *
Dennis O'Brien(6)...........................................     21,667        *
Emir L. Tavella(6)..........................................     16,667        *
All officers and directors as a group (11
  persons)(1)(2)(3)(4)(5)(6)(7).............................  2,600,850     20.4
Wellington Management(8)....................................    891,000      7.0
  Company, LLP
  75 State Street
  Boston, Mass 02109
Heartland Advisor, Inc.(9)..................................  1,183,000      9.3
  790 North Milwaukee Street
  Milwaukee, WI 53202

---------------
 *  Less than 1%

(1) Includes an aggregate of 109,540 shares of Common Stock, of which (a) 21,908 shares are owned by Friedman Enterprises, Inc., (b) 43,816 shares are owned by Mr. Friedman's wife, in which shares Mr. Friedman disclaims any beneficial ownership, and (c) 21,908 shares are owned by each of Mr. Friedman's two adult children, in which shares Mr. Friedman disclaims any beneficial ownership. Also includes 131,250 shares of Common Stock issuable upon the exercise of stock options.

(2) Includes 125,000 shares of Common Stock issuable upon the exercise of stock options.

(3) Includes 267,500 shares of Common Stock issuable upon the exercise of stock options. Excludes 15,235 shares of Common Stock owned by Mr. Ferran's wife, all of which shares are held in trust by a Mexican bank for her benefit, and in which shares Mr. Ferran disclaims any beneficial ownership.

(4) Includes 145,000 shares of Common Stock issuable upon the exercise of stock options.

(5) Includes 62,500 shares of Common Stock issuable upon the exercise of stock options.

(6) Includes 16,667 shares of Common Stock issuable upon the exercise of stock options.

(7) Includes 6,250 shares of Common Stock issuable upon the exercise of stock options granted in connection with a loan transaction (see "Certain Relationships and Related Transactions").

(8) Based on Schedule 13G dated January 17, 1998.

(9) Based on Schedule 13G dated February 2, 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Andrews is the sole stockholder of The Andrews Group International, Inc. ("Andrews Group") which, through its Mexican affiliate, A.G.I. Mexicana, S.A. de C.V. ("A.G.I. Mexicana"), acts as the exclusive representative for several companies in Mexico. Geo purchased goods and services from A.G.I. Mexicana during 1997. Such purchases totalled approximately $619,000.

     In October 1997, Messrs. Bahna, Friedman, Koons and Widynowski loaned an aggregate of $600,000 to the Company at an annual interest rate of 12%. At the same time, Mr. Ferran guaranteed borrowings by Geo in the principal amount of $350,000. In connection with these loan transactions, the Company issued five-year options to purchase an aggregate of 47,500 shares of Common Stock at $6.50 per share. All of such loans were repaid in December 1997 in connection with the refinancing of the Company's line of credit with a commercial bank.

     In July 1997, the Company and Mr. Richard D. Davis entered into an agreement to terminate Mr. Davis' employment agreement with the Company. In connection with such termination, the Company paid Mr. Davis $80,000 plus accrued vacation pay of $8,950 in a lump sum and agreed to pay Mr. Davis a consulting fee of $155,000 for consulting services to be provided to the Company for the 12 months ending June 30, 1998. In addition, the Company agreed to pay Mr. Davis' moving expenses of $15,000, certain other relocation expenses and to continue certain insurance benefits for Mr. Davis and his family through December 31, 1998.

     The Company leases space in New York City at an annual base rental of $165,000. Mr. Friedman utilizes a portion of said space as his office and the balance of the space is utilized by sub-tenants. Mr. Friedman has agreed to reimburse the Company for any amounts under the lease that are payable with respect to space that is not utilized by the Company and which have not been paid by sub-tenants.

     In connection with the recent award of a contract to the Company, the Company has agreed to purchase certain seismic data owned by a company in which Mr. Widynowski is an officer and has an equity interest of less than ten percent. The purchase price for the data will be determined on the basis of an appraisal, but could approximate $500,000.

     For information concerning legal fees paid to Kramer, Levin, Naftalis & Frankel, to which firm Mr. Emil is of counsel, see "Directors and Executive Officers -- Directors and Executive Officers of the Company."

CERTAIN LITIGATION

     For a description of certain litigation pending in connection with the Offer and the Merger Agreement see Item 8(c) of the Schedule 14D-9.

                            STOCK PERFORMANCE GRAPH

     The following table depicts the cumulative total return on the Company's Common Stock compared to the cumulative total return for the S&P 500 Index and the Geophysical Index, which was selected by the Company on an industry and line-of-business basis. The table assumes an investment of $100 on February 6, 1996, when the Company's stock was first traded in a public market. Reinvestment of dividends is assumed in all cases.

                                PARENT DESIGNEES

     The table below provides information concerning the Parent Designees furnished to the Company by Parent and Purchaser:

                                                   POSITION WITH PARENT;
                                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
         NAME            AGE                     5-YEAR EMPLOYMENT HISTORY
         ----            ---                -----------------------------------
James E. Brasher.......  49     Senior Vice President and General Counsel of Parent since
                                October 1997. Prior thereto, Vice President of Parent from
                                1996 to 1997 and Vice President and Group Counsel of
                                Western Atlas International, Inc., ("WAII") from 1994 to
                                1997. Secretary and General Counsel of WAII from 1987 to
                                1994.
William H. Flores......  44     Senior Vice President and Chief Financial Officer of Parent
                                since October 1997. Chief Financial Officer for WAII since
                                August 1997. Prior thereto, served as an officer of Marine
                                Drilling Companies, Inc. or its predecessors since 1980,
                                most recently as Executive Vice President and Chief
                                Financial Officer.
Lourdes T. Hernandez...  42     Director since 1998. Corporate Secretary of Parent since
                                September 1997. For more than five years prior thereto,
                                assistant general counsel of NL Industries, Inc., a
                                publicly traded international producer of titanium dioxide pigments.
Will Honeybourne.......  46     Senior Vice President Marketing & Business Development of
                                WAII and Vice President of Parent since September 1996.
                                Prior thereto, President and Chief Executive Officer of
                                Computalog Ltd., Calgary from September 1993 through
                                November 1995, Vice President and General Manager of Baker
                                Hughes INTEQ from March 1993 through August 1993 and
                                President of EXLOG INC., a division of Baker Hughes Inc.,
                                from March 1984 through March 1993. Mr. Honeybourne is a
                                citizen of the United Kingdom and a permanent resident of
                                the United States.
Richard C. White.......  42     Senior Vice President of Parent since May 7, 1996 and
                                President of Western Geophysical division of WAII since
                                1995. Prior thereto, Vice President of Parent from 1995 to
                                1996. Senior Vice President of WAII since 1995. Chief
                                Operating Officer from 1994 to 1995 and Senior Vice
                                President of Western Geophysical since 1993.

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)       Letter to Stockholders of the Company dated March 13, 1998.
(a)(2)       Joint Press Release of the Company and Western dated March
             9, 1998.
(a)(3)       Form of Summary Advertisement dated March 13, 1998
(a)(4)       Opinion of Salomon Smith Barney dated March 8, 1998.
(c)(1)       Relevant Portions of 1997 Proxy Statement.
(c)(2)       Form of Amended and Restated Employment Agreement dated
             January 13, 1998 between the Company and Wayne P.
             Widynowski.
(c)(3)       Form of Amended and Restated Employment Agreement dated
             January 13, 1998 between the Company and Ronald L. Koons.
(c)(4)       Agreement and Plan of Merger dated as of March 8, 1998,
             among the Company, Purchaser and Western.
(c)(5)       Form of Support Agreement between Western and Robert P.
             Andrews, Ralph M. Bahna, Douglas W. Brandrup, Richard Davis,
             Arthur Emil, Joel Friedman, Luis H. Ferran, P. Dennis
             O'Brien and Emir L. Tavella.
(c)(6)       Form of Support Agreement between Western and Ronald L.
             Koons.
(c)(7)       Form of Support Agreement between Western and Wayne P.
             Widynowski.
(c)(8)       Consulting Agreement and Noncompetition Agreement, dated as of March 8, 1998 among Western, Friedman Enterprises Inc.
             and Joel Friedman.
(c)(9)       Consulting Agreement and Noncompetition Agreement, dated as of March 8, 1998 between Western and Luis H. Ferran Arroyo.
(c)(10)      Rights Agreement, dated as of July 17, 1997, between the
             Company and American Securities Transfer & Trust, Inc., as
             Rights Agent, as amended.
(c)(11)      Amended and Restated 1995 Long-Term Incentive Compensation
             Plan of the Company.
(c)(12)      1997 Long-Term Stock Incentive Plan of the Company.